Exhibit (h)(4)

John Hancock Advisers, LLC
200 Berkeley Street
Boston, MA 02116

December 12, 2019

To the Trustees of

John Hancock Collateral Trust

200 Berkeley Street

Boston, MA 02116

Re:	Expense Limitation Letter Agreement

With reference to the Advisory Agreement entered into by and between John Hancock Investment Management LLC (formerly John Hancock Advisers, LLC and hereinafter the “Adviser”) and John Hancock Collateral Trust (the “Trust”), on behalf of its series John Hancock Collateral Trust (the “Fund”), we hereby notify you as follows:

1. The Adviser agrees to contractually waive its advisory fee for the Fund as set forth in the appendix attached hereto.

2. We understand and intend that the Trust will rely on this undertaking in accruing the Fund’s expenses for purposes of calculating its net and gross asset value per share, and for other purposes permitted under the Investment Company Act of 1940, as amended, and we expressly permit the Trust so to rely.

Very truly yours,

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:	/s/ Jeffrey H. Long
Jeffrey H. Long
Chief Financial Officer

Agreed and Accepted
on behalf of John Hancock Collateral Trust
By:	/s/ Charles A. Rizzo
Charles A. Rizzo
Chief Financial Officer

APPENDIX A

Fund Level Contractual Investment Management Waiver

For purposes of this Appendix:

The Adviser contractually agrees to waive its advisory fee by 0.45% of the Fund’s average daily net assets. This fee waiver expires April 30, 2021, unless renewed by mutual agreement of the Fund and the Adviser based upon a determination that this is appropriate under the circumstances at that time.*

*At the December 10-12, 2019 meeting of the Board of Trustees of the Trust, the Adviser notified the Board of, and the Board approved, the extension of the expiration date (to April 30, 2021) of the fee waiver arrangement, effective upon the current expiration date of April 30, 2020.

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